Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	300 North LaSalle Chicago, Illinois 60654	Facsimile: (312) 862-2200
(312) 862-2000

www.kirkland.com

May 17, 2011

Via EDGAR Submission

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jay Ingram
Chambre Malone
John Hartz
Kevin Stertzel

Re: Chemtura Corporation
Amendment No. 1 to Registration Statement on Form S-4
(SEC File No. 333-172710), filed April 29, 2011
Form 10-Q for the Period Ended March 31, 2011,
filed May 5, 2011

Ladies and Gentlemen:

Chemtura Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-4 (“Amendment No. 2”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 11, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 2.

General

1.	We note your response to comment one in our letter dated April 6, 2011. Please revise the supplemental letter to also state that you represent that, with respect to any broker-dealer that participates in the exchange offer with respect to the outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any

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Securities and Exchange Commission

May 17, 2011

arrangement or understanding with you or any of your affiliates to distribute the exchange notes to be received in the exchange offer.

Response: In response to the Staff’s comment, the Company has revised the supplemental letter to also state that the Company represents that, with respect to any broker-dealer that participates in the exchange offer with respect to the outstanding notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any of the Company’s affiliates to distribute the exchange notes to be received in the exchange offer.

Risk Factors, page 12

2.	We note your disclosure in Item 1A of the Form 10-Q filed on May 5, 2011. Please review the last risk factors on pages 14 and 20 and the first risk factor on page 18 of the Form S-4 to reflect the risk factor disclosures you have provided in the Form 10-Q.

Response: In response to the Staff’s comment, the Company has revised the risk factors on pages 14, 18 and 20 of the Registration Statement to reflect the risk factor disclosures that it provided in the Form 10-Q.

Incorporation by Reference, page i

3.	We note that you incorporate by reference the information contained in certain documents you file with the SEC after the date of your prospectus and prior to the termination of the offering. Please revise your disclosure to specifically incorporate the Form 8-K and Form 10-Q filed on May 5, 2011.

Response: In response to the Staff’s comment, the Company has revised page i of the Registration Statement to specifically incorporate the Form 10-Q filed on May 5, 2011. As discussed with the Staff during a teleconference on May 13, 2011, because the Form 8-K filed on May 5, 2011 was “furnished” under Item 2.02 rather than “filed,” we have not incorporated the Form 8-K by reference.

Securities and Exchange Commission

May 17, 2011

Expiration Date; Extensions; Amendments, page 92

4.	We note your disclosure in the first sentence of the fourth paragraph. Please revise your disclosure to state that you will provide the written notice or public announcement “promptly” so that your disclosure is consistent with your Rule 14e-1(c) obligation to return the old notes “promptly” upon expiration or termination of the offer. Please also revise the similar disclosure in the second full paragraph on page 93 and throughout your prospectus as necessary.

Response: In response to the Staff’s comment, the Company has revised pages 92 and 93 to indicate that it will provide the written notice or public announcement “promptly” so its disclosure is consistent with its Rule 14e-1(c) obligation to return the old notes “promptly” upon expiration or termination of the offer.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

5.	We note that the certifications filed as Exhibits 32.1 and 32.2 refer to wrong periodic report. Please file a full amendment to your Form 10-Q that includes proper certifications.

Response: In response to the Staff’s comment, the Company has filed a full amendment to its Form 10-Q that includes proper certifications.

* * * *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.